

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2021

Brett Gross
Chief Executive Officer and President
LIBERTY STAR URANIUM & METALS CORP.
2 E Congress St. Ste 900
Tucson, Arizona 85701

>   **Re: LIBERTY STAR URANIUM & METALS CORP.**
>   **Registration Statement on Form S-1**
>   **Filed August 31, 2021**
>   **File No. 333-259183**

Dear Mr. Gross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Frascona